                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               -----------------------

                                   SCHEDULE 14D-1

                     TENDER OFFER STATEMENT PURSUANT TO SECTION
                  14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                         AND

                                    SCHEDULE 13D*
                                 (AMENDMENT NO. 2)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            UNIVERSAL INTERNATIONAL, INC.
      -------------------------------------------------------------------------
                              (Name of Subject Company)

                                 99CENTS ONLY STORES
      -------------------------------------------------------------------------
                                       (Bidder)

                       Common Stock, $ 0.05 par value per share
      -------------------------------------------------------------------------
                            (Title of Class of Securities)
                                      913900403
      -------------------------------------------------------------------------
                        (CUSIP Number of Class of Securities)

           David Gold, Chairman of the Board and Chief Executive Officer
                                99CENTS Only Stores
                             4000 Union Pacific Avenue
                         City of Commerce, California 90023
                                   (213) 980-8145
     -------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications of Behalf of Bidder)

                              CALCULATION OF FILING FEE
      -------------------------------------------------------------------------
         Transaction Valuation*                  Amount of Filing Fee**
        $14,222,279                             $2,845
        ------------                            -----------
      -------------------------------------------------------------------------

     * Estimated solely for the purpose of determining the filing fee pursuant to Rule 0-11(a)(4) and Rule 0-11(d). This calculation assumes the issuance of 374,271 shares of 99CENTS Only Stores Common Stock in exchange for a maximum of 5,988,328 shares of Common Stock of Universal International, Inc. (determined on a fully diluted basis) not owned by 99CENTS Only Stores. The calculation of the value of the consideration to be received by 99CENTS Only Stores for the shares of 99CENTS Only Stores Common Stock offered in the Exchange Offer is based on the market value of the shares of Universal International, Inc. to be received by 99CENTS Only Stores, determined on the basis of a per share price of the Common Stock of Universal International, Inc. of $2.375, which is equal to the average of the high and low sales prices of such stock as reported on the Nasdaq National Market on August 4, 1998.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate market value of the shares of Universal International, Inc. to be received by 99CENTS Only Stores for the shares of 99CENTS Only Stores Common Stock offered in the Exchange Offer.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:  $3,726                                       Filing party:  99CENTS Only Stores

Form or Registration No.:  Form S-4, Registration No. 333-50515       Date filed:    April 20, 1998

                                                     (Continued on following page(s))
                                                            (Page 1 of 2 Pages)


--------------------------               -------------------------------
 CUSIP NO. 91390043              14D-1     PAGE      2     OF   2  PAGES
--------------------------               -------------------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     99CENTS Only Stores                95-2411605
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)/ /
                                                               (b)/ /
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  WC, OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                          / /

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     California

--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     4,500,000
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                       / /

--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     48.0%
--------------------------------------------------------------------------------
 10  TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by 99CENTS Only Stores, a California corporation ("99CENTS Only Stores"), to acquire all of the shares of Universal International, Inc., a Minnesota corporation ("Universal"), at an exchange ratio of one share of the common stock of 99CENTS Only Stores for each 16 shares of the common stock of Universal, together with the associated common share purchase rights, upon the terms and subject to the conditions set forth in the Proxy Statement/Prospectus, dated August 6, 1998, and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

     This Schedule 14D-1 also constitutes Amendment No. 2 to the Statement on
Schedule 13D of 99CENTS Only Stores filed on November 28, 1997, as amended by Amendment No. 1 to Schedule 13D filed on February 19, 1998. The Item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Universal International, Inc., a Minnesota corporation ("Universal"). The address of Universal's principal executive offices is 5000 Winnetka Avenue North, New Hope, Minnesota 55428.

     (b) The title of the class of equity securities being sought is the common stock, par value $.05 per share, of Universal ("Universal Shares"), of which there were 9,393,328 shares outstanding at August 4, 1998. 99CENTS Only Stores currently owns 4,500,000 Universal Shares, or approximately 48% of the total outstanding Universal Shares. 99CENTS Only Stores seeks to acquire all of the outstanding Universal Shares not currently owned by 99CENTS Only Stores, by exchanging one share of Common Stock, no par value per share, of 99CENTS Only Stores ("99CENTS Only Stores Shares") for each 16 Universal Shares, including the associated common share purchase rights issued pursuant to the Rights Agreement dated as of April 19, 1996, as amended, between Universal and Norwest Bank, National Association, as Rights Agent (the "Exchange Offer") upon the terms and subject to the conditions set forth in the Proxy Statement/Prospectus dated August 6, 1998 (the "Prospectus"), a copy of which is attached hereto as Exhibit (a)(1).

     (c) The information set forth in the section of the Prospectus entitled "SUMMARY -- Comparative Market Price Data and Dividend Information" is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) The information set forth in the sections of the Prospectus entitled "SUMMARY -- The Companies" and "MANAGEMENT OF 99CENTS ONLY STORES UPON COMPLETION OF EXCHANGE OFFER" is incorporated herein by reference.

     (e)-(f) During the last five years neither 99CENTS Only Stores, nor, to the best of its knowledge, any of the officers and directors listed in the section of the Prospectus entitled "MANAGEMENT OF 99CENTS ONLY STORES UPON COMPLETION OF EXCHANGE OFFER" (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) All of the officers and directors of 99CENTS Only Stores listed in the section of the Prospectus entitled "MANAGEMENT OF 99CENTS ONLY STORES UPON COMPLETION OF EXCHANGE OFFER" incorporated herein by reference are United States citizens.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the sections of the Prospectus entitled "SUMMARY -- Relationship Between 99CENTS Only Stores and Universal; Background of the Exchange Offer," "-- Recent Developments," "-- The Cooperation Agreement," "-- Stockholder Support Agreements," "-- The Exchange Offer," "BACKGROUND OF THE EXCHANGE OFFER AND RELATED MATTERS" and "AGREEMENTS
RELATING TO EXCHANGE OFFER" is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the sections of the Prospectus entitled "SUMMARY-- Relationship Between 99CENTS Only Stores and Universal; Background of the Exchange Offer," "THE EXCHANGE OFFER -- Terms of the Exchange Offer; Expiration Date," "-- Fees and Expenses" and "-- Source of Funds" is incorporated herein by reference.

     (b)-(c)  Not Applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in the section of the Prospectus entitled "BACKGROUND OF THE EXCHANGE OFFER AND RELATED MATTERS -- Purpose of the Exchange Offer; Plans for Universal After the Offer" is incorporated herein by reference.

     (a)-(b) The information set forth in the sections of the Prospectus entitled "SUMMARY -- Relationship Between 99CENTS Only Stores and Universal; Background of the Exchange Offer," "-- Recent Developments," "-- The Cooperation Agreement," "BACKGROUND OF THE EXCHANGE OFFER AND RELATED MATTERS -- Purpose of the Exchange Offer; Plans for Universal After the Offer" and "AGREEMENTS RELATING TO EXCHANGE OFFER" is incorporated herein by reference.

     (c) The information set forth in the sections of the Prospectus entitled "SUMMARY -- The Cooperation Agreement" and "AGREEMENTS RELATING TO EXCHANGE OFFER" is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth in the sections of the Prospectus entitled "SUMMARY -- The Companies," "-- Relationship Between 99CENTS Only Stores and Universal; Background of the Exchange Offer," "BACKGROUND OF THE EXCHANGE OFFER AND RELATED MATTERS -- Relationship Between 99CENTS Only Stores and Universal" and "-- Purpose of the Exchange Offer; Plans for Universal After the Offer" is incorporated by reference.

     (f)-(g) The information set forth in the sections of the Prospectus entitled "SUMMARY -- The Exchange Offer," "-- Potential Disadvantages to Universal Shareholders" and "THE EXCHANGE OFFER -- Consequences to Non-tendering Holders of Universal Common Stock" is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the sections of the Prospectus entitled "SUMMARY -- Relationship Between 99CENTS Only Stores and Universal; Background of the Exchange Offer," "BACKGROUND OF THE EXCHANGE OFFER AND RELATED MATTERS -- Relationship Between 99CENTS Only Stores and Universal," "-- Discussions Regarding the Exchange Offer" and "AGREEMENTS RELATING TO EXCHANGE OFFER" is incorporated herein by reference. Mr. David Gold, the President and Chief Executive Officer of 99CENTS Only Stores, owns 1,000 Universal Shares.

     (b)  None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the sections of the Prospectus entitled "SUMMARY -- The Companies," "-- Relationship between 99CENTS Only Stores and Universal; Background of the Exchange Offer," "-- The Cooperation Agreement," "-- Stockholder Support Agreements," "BACKGROUND OF THE EXCHANGE OFFER AND RELATED MATTERS" and "AGREEMENTS RELATING TO EXCHANGE OFFER" is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED,  EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the section of the Prospectus entitled "THE EXCHANGE OFFER -- Fees and Expenses" is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the sections of the Prospectus entitled "INCORPORATION OF DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION" is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b)-(c) The information set forth in the sections of the Prospectus entitled "SUMMARY -- Regulatory Approvals," "RISK FACTORS -- Inability to Merge With Universal," "RISK FACTORS -- Additional Regulatory Approvals" and "CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS" is incorporated herein by reference.

     (d) The information set forth in the sections of the Prospectus entitled "SUMMARY -- The Exchange Offer" and "THE EXCHANGE OFFER -- Consequences to Non-tendering Holders of Universal Common Stock" is incorporated herein by reference.

     (e)  Not Applicable.

     (f) The information set forth in the entire text of the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Proxy Statement/Prospectus dated August 6, 1998. (1)

     (a)(2)    Letter of Transmittal. (1)

     (a)(3)    Notice of Guaranteed Delivery. (1)

     (a)(4)    Letter to Brokers, Dealers, Commercial Banks. (1)

     (a)(5)    Letter to Clients. (1)

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

     (a)(7)    Press Release of 99CENTS Only Stores dated August 7, 1998. (1)

     (a)(8)    Form of Proxy for Universal Special Meeting. (2)

     (b)       Not Applicable.

     (c)(1) Cooperation Agreement between Universal and 99CENTS Only Stores dated as of March 4, 1998.(3)

     (c)(2) Stockholder Support Agreement between Mark Ravich and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(3) Stockholder Support Agreement between Norman Ravich and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(4) Stockholder Support Agreement between Alyssa Danielle Ravich 1991 Irrevocable Trust and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(5) Stockholder Support Agreement between Alexander Coleman Ravich 1991 Irrevocable Trust and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(6) Stockholder Support Agreement between Norman J. Ravich Irrevocable Trust and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(7) Stockholder Support Agreement between Norman and Sally Ravich Family Trust and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(8) Option Agreement between 99CENTS Only Stores and Mark Ravich dated February 26, 1998. (3)

     (c)(9) Option Agreement between 99CENTS Only Stores and Norman Ravich dated as of February 26, 1998. (3)

     (c)(10) Consulting Agreement between 99CENTS Only Stores and Mark Ravich dated as of February 24, 1998. (3)

     (c)(11) Consulting Agreement between 99CENTS Only Stores and Norman Ravich dated as of February 26, 1998. (3)

     (c)(12) Irrevocable Proxy between Universal and 99CENTS Only Stores dated as of March 2, 1998. (3)

     (c)(13) Universal/99CENTS Only Stores Shareholder's Agreement dated as of November 17, 1997. (4)

     (c)(14) Universal/99CENTS Only Stores Stock Purchase Agreement dated as of November 11, 1997. (4)

     (d) Opinion of Troop Steuber Pasich Reddick & Tobey, LLP regarding tax matters. (3)

     (e)       See Exhibit (a)(1) hereto.

     (f)       Not Applicable.

----------------------------

     (1)  Filed herewith.

     (2) Filed as an Exhibit to Amendment No. 2 to the Registration Statement of 99CENTS Only Stores (No. 333-50515) on Form S-4 filed with the Commission on July 24, 1998.

     (3) Filed as an Exhibit to the Registration Statement of 99CENTS Only Stores (No. 333-50515) on Form S-4 filed with the Commission on April 20, 1998.

     (4) Filed as an Exhibit to the Schedule 13D of Universal International, Inc. filed with the Commission on November 17, 1997.

                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 1998              99CENTS ONLY STORES



                                   By:   /S/ DAVID GOLD
                                      ----------------------------
                                        David Gold
                                        President and Chief Executive Officer


                          EXHIBIT INDEX

Exhibit No.                Description
-------------             --------------

     (a)(1)      Proxy Statement/Prospectus dated August 6, 1998. (1)

     (a)(2)      Letter of Transmittal. (1)

     (a)(3)      Notice of Guaranteed Delivery. (1)

     (a)(4)      Letter to Brokers, Dealers, Commercial Banks. (1)

     (a)(5)      Letter to Clients. (1)

     (a)(6)      Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9. (1)

     (a)(7)      Press Release of 99CENTS Only Stores dated August 7, 1998. (1)

     (a)(8)      Form of Proxy for Universal Special Meeting. (2)

     (b)         Not Applicable.

     (c)(1)      Cooperation Agreement between Universal and 99CENTS Only
                 Stores dated as of March 4, 1998. (3)

     (c)(2)      Stockholder Support Agreement between Mark Ravich and
                 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(3)      Stockholder Support Agreement between Norman Ravich and
                 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(4)      Stockholder Support Agreement between Alyssa Danielle
                 Ravich 1991 Irrevocable Trust and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(5)      Stockholder Support Agreement between Alexander Coleman
                 Ravich 1991 Irrevocable Trust and 99CENTS Only Stores dated as of February 24, 1998. (3)

     (c)(6)      Stockholder Support Agreement between Norman J. Ravich
                 Irrevocable Trust and 99CENTS Only Stores dated as of
                 February 24, 1998. (3)


                                          1

     (c)(7)      Stockholder Support Agreement between the Norman and Sally
                 Ravich Family Trust and 99CENTS Only Stores dated as of
                 February 24, 1998. (3)

     (c)(8) Option Agreement between 99CENTS Only Stores and Mark Ravich dated as of February 26, 1998. (3)

     (c)(9)      Option Agreement between 99CENTS Only Stores and Norman
                 Ravich dated as of February 26, 1998. (3)

     (c)(10)     Consulting Agreement between 99CENTS Only Stores and Mark
                 Ravich dated as of February 26, 1998. (3)

     (c)(11)     Consulting Agreement between 99CENTS Only Stores and Norman
                 Ravich dated as of February 26, 1998. (3)

     (c)(12) Irrevocable Proxy between Universal and 99CENTS Only Stores dated as of March 2, 1998. (3)


     (c)(13) Universal/99CENTS Only Stores Shareholder's Agreement dated as of November 17, 1997. (4)

     (c)(14) Universal/99CENTS Only Stores Stock Purchase Agreement dated as of November 11, 1997. (4)

     (d) Opinion of Troop Steuber Pasich Reddick & Tobey, LLP regarding tax matters. (2)

     (e)         See Exhibit (a)(1) hereto.

     (f)         Not Applicable.


-------------------------

     (1)  Filed herewith.

     (2) Filed as an Exhibit to Amendment No. 2 to the Registration Statement of 99CENTS Only Stores (No. 333-50515) on Form S-4 filed with the Commission on July 24, 1998.

     (3) Filed as an Exhibit to the Registration Statement of 99CENTS Only Stores (No. 333-50515) on Form S-4 filed with the Commission on April 20, 1998.

     (4) Filed as an Exhibit to the Schedule 13D of Universal International, Inc. filed with the Commission on November 17, 1997 and incorporated herein by reference.



                                          3